Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is an internal communication to employees to update them on the status of the proposed merger and to respond to frequently asked questions.

BIOGEN IDEC
QUESTIONS AND ANSWERS
Week Ending 7/25/03

Since the Fourth of July holiday weekend, an additional 60 questions and comments from employees have been submitted to Bionet. Most questions address three key concerns: jobs, the nature of the deal, and pay and benefits. To avoid repetition, individual questions on the same topic have been synthesized into a single question.

In addition to a regular summary of Q&As, look for periodic updates from the Integration Planning Team, interviews with key leaders in the integration process, and other relevant news.

ABOUT OUR JOBS

1.	How will the merger affect headcount in the combined BIOGEN IDEC organization at the Cambridge, RTP, and San Diego locations?

Since the integration planning process has just begun, it is too soon to tell. Once the combined organization has been better defined, function leaders will develop staffing estimates based on the strategic needs of the organization as well as overall annual operating budgets.

2.	Will there be layoffs? If so, how and when will employees hear about them?

Until the operational needs of the combined organization have been thoroughly evaluated, it’s impossible to say if, when, or where any reductions in staff might occur. However, it’s important to remember that this merger is not based on saving money through personnel reductions; it is based on accelerating the strategies of Biogen and IDEC to help position the new organization for growth.

Decisions about staffing are not expected to be communicated until after the merger becomes effective.

3.	Will Biogen and/or IDEC be hiring prior to the close of the merger?

There is limited recruiting going on both in Biogen and IDEC, although resumes are continuing to be accepted through each Company’s web site. A few critical positions have been approved for new hires, primarily in field sales where some vacancies need to be replaced to ensure coverage of a sales territory.

ABOUT THE DEAL

4.	Can you tell us more about the financial strength of the combined companies?

In a recent interview (Bionet, July 15, 2003), Peter Kellogg, CFO of Biogen, explains the economics of the merger in detail. Essentially, the two companies combined will represent over $2 billion in revenues, net cash of $1.5 billion, with prospects of 15% revenue growth and 20% growth in earnings per share.

5.	What is the possibility of the new BIOGEN IDEC becoming a takeover target as some press coverage suggests?

The stated goal of BIOGEN IDEC is to remain independent, and to rely on the combined strengths of the new organization to accelerate our growth.

6.	The combined organization will have a significant research staff and budget. How will priorities be set? How will budgets be allocated?

With well over 500 researchers and a budget for research expected to be above $500 million the firm’s combined research capabilities will be a key strength and a priority area of focus during integration. Research leadership is currently evaluating possible synergies between the two organizations and it’s not yet clear how priorities or budgets will be determined. Integration cannot begin until after the merger becomes effective.

7.	In this Merger of Equals, is there an attempt to balance the number of senior executives from each Company so that there is equal representation?

In naming the leadership of the new organization, no attempt has or will be made to take a “one from column A and one from column B approach.” Given the experience and expertise of the leadership of each organization, however, we can expect that both Biogen and IDEC will be well represented in key leadership positions. In addition, the Board of Directors of the combined company will consist of 12 directors, six chosen from each company, including the current Chairman from each company

8.	When will hear more about the Integration Planning Team’s (IPT) work?

The IPT met for the second time in San Diego during the week of July 14 and is planning to meet every other week for the foreseeable future. The team will be working as efficiently as possible to determine what tasks, activities, and systems will be affected by the merger. You can expect to read regular updates from the IPT on Bionet.

ABOUT PAY AND BENEFITS

9.	What will happen to Biogen stock options when the merger occurs?

All Biogen options would convert to options to purchase IDEC shares. To calculate the conversion of Biogen options, an option holder should multiply the number of shares of Biogen stock underlying the option by 1.15 (the share exchange ratio in the merger agreement) and divide the exercise price of their Biogen option by 1.15. Vesting and the term will remain the same.

Here’s an example:

Suppose you have a stock option grant of 100 shares with an exercise price of $18.87. This means you have the right to buy 100 shares of Biogen stock for a total exercise price of $1,887. When the merger becomes effective, your option to purchase 100 share of Biogen stock would be converted into an option to purchase 115 shares of BIOGEN IDEC stock (100 x 1.15) at an exercise price of $16.41 per share ($18.87/1.15) The total exercise price is still $1,887 (115 x $16.41).

After the merger, the fair market value of the stock underlying the options will be the trading price of BIOGEN IDEC stock.

10.	What will happen to our end of year bonus? Will performance goals change?

Since we must continue to execute on our current business plan, our corporate goals will remain the same. Some employees may see change in individual or department goals in support of merger activities. Your manager will discuss any change in goals with you. In addition, any progress you’ve made toward the performance goals established at the beginning of the year will be recognized in your year-end bonus review, even if goals shift later in the year as a result of the merger.

11.	What’s going to happen to the following benefits and policies:

•	Tuition reimbursement

•	Maternity leave

•	Vision coverage

•	Bio-time

•	Vacation

Because these and other benefits are so important to all Biogen employees, we’ll repeat a response we provided last week to a similar question in case it was missed:

The goal is to ultimately create a unified package of benefits and policies for all employees, but integration cannot begin until after the merger is complete. While the Integration Planning Team will be evaluating how best to structure programs for the new company, we don’t expect change to be imminent. In fact, you can expect to see the same Biogen benefit choices for the balance of 2003. And since Biogen and IDEC both offer very competitive programs, the unified program may have different provisions but we expect it will be just as competitive.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

On July 16, 2003, IDEC Pharmaceuticals Corporation filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction. Investors and security holders of Biogen and IDEC are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on July 16, 2003, the definitive joint proxy statement/prospectus when it become available and any other relevant materials filed by Biogen or IDEC with the SEC when they become available, because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Biogen and IDEC seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Investors and securityholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction may be obtained by reading the preliminary joint proxy statement/prospectus of IDEC and Biogen filed with the SEC on July 16, 2003 and the definitive joint proxy statement/prospectus when it becomes available.